Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) Announces Results for the Quarter ended June 30, 2013

Q1 revenues grew by 13.6% year-on-year; 2.7% quarter-on-quarter

Bangalore, India – July 12, 2013

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2013
  Revenues were $1,991 million for the quarter ended June 30, 2013
  QoQ growth was 2.7%
  YoY growth was 13.6%
  Net profit was $ 418 million for the quarter ended June 30, 2013
  QoQ decline was 5.9%
  YoY growth was 0.5%
  Earnings per American Depositary Share (EPADS) was $0.73 for the quarter ended June 30, 2013
  QoQ decline was 6.4%
  YoY unchanged.
  Liquid assets including cash and cash equivalents, available-for-sale financial assets, and government bonds were $4.1 billion versus $4.4 billion as on March 31, 2013
Other highlights
  Infosys and its subsidiaries added 66 clients during the quarter
  Gross addition of 10,138 employees (net addition of 575) for the quarter by Infosys and its subsidiaries
  157,263 employees as on June 30, 2013 for Infosys and its subsidiaries
“Despite facing an uncertain macro environment, changing regulatory regime and a volatile currency environment, we have done well in Q1 and are cautiously optimistic about rest of the year,” said S. D. Shibulal, CEO and Managing Director.

“We maintained our margins and continued making investments in the business,” said Rajiv Bansal, Chief Financial Officer. “We have announced compensation increases for FY 14 effective July which will affect our margins in the future quarters.”

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2014, under IFRS is as follows:
  Revenues are expected to grow 6% to 10%;
Business Highlights
  We continue to see good momentum for our offerings in products and platforms space. Over nine clients, across countries have adopted Infosys products and platforms (excluding Finacle™).
  CareFirst BlueCross BlueShield awarded us a three-year managed services contract to create a cost-effective delivery model and drive efficiencies in application support. Infosys Public Services will set up a secure facility within its newly established delivery center in Rockville, Maryland to service the contract and help CareFirst to consolidate IT support services currently managed by multiple vendors.
  We announced a partnership with IPsoft to offer autonomics-based managed IT service to clients. IPsoft and Infosys will set up an Autonomics Center of Excellence and an Autonomics Lab at the Infosys Global Education Center in Mysore. The Center of Excellence will focus on developing technical competencies and training of Infosys employees; the Lab will develop proofs of concept and design autonomics solutions for clients.
  Our focus on Cloud and Big Data as new growth areas continue to yield results. The Cloud and Big Data business has executed over 100 engagements. Over the last quarter, Infosys won over 15 engagements across Cloud services and Big Data. Infosys was also invited to join the global Open Data Center Alliance (ODCA) as a contributing member to help define and strengthen worldwide industry standards to support enterprise cloud and big data requirements.
  Our clients continue to invest in using Mobility as a differentiator in their customer engagement, business and operations. Over 25 new engagements across various industries and areas like field services, customer engagement and enterprise efficiency, were started by us in the last quarter.
  Finacle™ sustained its business momentum in the last quarter with 15 new wins and 14 banks going live on Finacle™ across the Middle East, Africa, Asia and Central America. This includes the first Finacle™ customer in Mongolia and the first successful core banking implementation in recent times in Turkey.
  During the first quarter, Infosys applied for 18 unique patent applications in India and the U.S. With this, it has 528 patent applications undergoing various stages in the patent approval process in India, the U.S. and other jurisdictions, has been granted 106 patents by the United States Patent and Trademark Office and three patents by the Luxembourg patent office.
Awards and Recognition

Infosys has been consistently honored by influencers
  Infosys won the IBM Smarter Commerce Business Partner of the Year Award for Australia and New Zealand.
  The Infosys Engineering Services team emerged as a winner in the 2013 Simulating Reality contest, organized by MSC Software, for its use of next-generation technologies for innovation in the area of engineering design.
  CorpU, a leading talent development insight and education provider in the United States, recognized the Connect Architecture program by Infosys as an “Exemplary” practice during the 14th annual CorpU Learning Excellence and Innovation Awards.
  We were named the ‘2013 Environmental Tracking (ET) Carbon Ranking Leader’ for our greenhouse gas emissions and disclosure practices.
  British Telecom’s Seamless Desktop program powered by the Infosys AssistEdge was awarded the prestigious Global Telecoms Business Innovation Award for 2013 in the Consumer Service Innovation category.
  Infosys Public Services was ranked 15th in the 2013 Healthcare Informatics 100, based on revenues from healthcare IT products and services.
  Finacle™ won the XCelent Depth of Service award in the Mobile Banking space in an assessment of 20 global vendors by Celent.
  The Metro Atlanta Chamber presented the 2013 Global Impact Award to Infosys BPO in the Foreign Direct Investment category for its plans to invest in education and training.
  The 2013 Outstanding 50 Asian Americans in Business Award recognized Ashok Vemuri, Member of the Board, Head of Americas and Global Head of Manufacturing & Engineering, Infosys for his exemplary business leadership, vision for growth and his role in directing the Infosys Foundation activities in the US.
About Infosys Ltd

Infosys is a global leader in business consulting and technology solutions. As a proven partner focused on building tomorrow’s enterprise, Infosys enables clients in more than 30 countries to outperform the competition and stay ahead of the innovation curve.

Ranked in the top tier of Forbes’ 100 most innovative companies, Infosys – with $7.4B in annual revenues and 150,000+ employees – provides enterprises with strategic insights on what lies ahead. We help enterprises transform and thrive in a changing world through strategic consulting, operational leadership and the co-creation of breakthrough solutions, including those in mobility, sustainability, big data and cloud computing.

Visit www.infosys.com to see how Infosys (NYSE: INFY) is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Gargi Ray, India +91 (80) 4116 7747 gargi_ray@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Priyanka Waghre, India +91 (80) 4156 4999 priyanka_waghre@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of
(Dollars in millions except share data)
	June 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$3,556	$4,021
Available-for-sale financial assets	412	320
Trade receivables	1,375	1,305
Unbilled revenue	449	449
Prepayments and other current assets	412	391
Derivative financial instruments	–	19
Total current assets	6,204	6,505
Non-current assets
Property, plant and equipment	1,124	1,191
Goodwill	350	364
Intangible assets	64	68
Available-for-sale financial assets	87	72
Deferred income tax assets	87	94
Income tax assets	186	201
Other non-current assets	28	44
Total non-current assets	1,926	2,034
Total assets	$8,130	$8,539
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	$46	–
Trade payables	12	35
Current income tax liabilities	288	245
Client deposits	4	6
Unearned revenue	140	152
Employee benefit obligations	116	113
Provisions	36	39
Other current liabilities	598	568
Total current liabilities	1,240	1,158
Non-current liabilities
Deferred income tax liabilities	24	23
Other non-current liabilities	34	27
Total liabilities	1,298	1,208
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,402,566 each, net of 2,833,600 treasury shares each as of June 30, 2013 and March 31, 2013, respectively	64	64
Share premium	704	704
Retained earnings	7,776	7,666
Other components of equity	(1,712)	(1,103)
Total equity attributable to equity holders of the company	6,832	7,331
Non-controlling interests	–	–
Total equity	6,832	7,331
Total liabilities and equity	$8,130	$8,539

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)
	Three months ended June 30, 2013	Three months ended June 30, 2012
Revenues	$1,991	$1,752
Cost of sales	1,296	1,059
Gross profit	695	693
Operating expenses:
Selling and marketing expenses	103	86
Administrative expenses	124	118
Total operating expenses	227	204
Operating profit	468	489
Other income, net	103	87
Profit before income taxes	571	576
Income tax expense	153	160
Net profit	$418	$416
Other comprehensive income
Items that will not be reclassified to profit or loss
Re-measurements of the net defined benefit liability/asset	1	–
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset, net of tax effect	–	(1)
Exchange differences on translating foreign operations	(619)	(552)
Total other comprehensive income	$(618)	$(553)
Total comprehensive income	$(200)	$(137)
Profit attributable to:
Owners of the company	$418	$416
Non-controlling interests	–	–
	$418	$416
Total comprehensive income attributable to:
Owners of the company	$(200)	$(137)
Non-controlling interests	–	–
	($200)	$(137)
Earnings per equity share
Basic ($)	0.73	0.73
Diluted ($)	0.73	0.73
Weighted average equity shares used in computing earnings per equity share
Basic	571,402,566	571,396,551
Diluted	571,402,566	571,398,141

NOTE:
1. The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months ended June 30, 2013 has been taken on record at the Board meeting held on July 12, 2013
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com